January 11, 2013

VIA EDGAR CORRESPONDENCE

Mr. Jason Fox

Division of Investment Management

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Lincoln Variable Insurance Products Trust, File No. 811-08090

Dear Mr. Fox,

I am providing this letter in response to our December 12, 2012 conversation regarding your review of the Annual Report dated December 31, 2011 (the “Annual Report”) and Form N-PX for the period ended June 30, 2012 for Lincoln Variable Insurance Products Trust (the “Trust”). During our conversation, you provided comments and requested information regarding the steps we intend to take with respect to each of your comments. Below is a summary of your comments, as we understand them, and our response to each of those comments.

(1)	In a footnote to the line graph that depicts the performance of a hypothetical $10,000 investment in a specific mutual fund, please consider disclosing that the performance information does not include insurance company separate account fees and variable annuity or variable life contract charges and if these fees and charges were included, then performance would be lower.

The Trust will include this requested disclosure in subsequent reports to shareholders.

(2)	In a footnote to the “Total Return” figure included in the Financial Highlights, please consider disclosing that the figure does not include insurance company separate account fees and variable annuity or variable life contract charges and if these fees and charges were included, then performance would be lower.

We note that this level of disclosure is not required by Form N-1A. We believe that our information is compliant as currently stated and therefore no changes are being proposed at this time.

(3)	Certain funds of the Trust have a “Statement of Net Assets” and “Statement of Assets and Liabilities.” For funds that do not meet the requirements (i.e., at least 95% of the amount of the fund’s total assets are represented by investments in securities of unaffiliated issuers) of Rule 6-05 of Regulation S-X (“Reg. S-X”), consider presenting a “Schedule of Investments” rather than a “Statement of Net Assets” and moving the components of net assets to the Statement of Assets and Liabilities.

With the exception of the LVIP Protected Profile Conservative Fund, LVIP Protected Profile Moderate Fund, LVIP Protected Profile Growth Fund, LVIP Protected Profile 2010 Fund, LVIP Protected Profile 2020 Fund, LVIP Protected Profile 2030 Fund, LVIP Protected Profile 2040 Fund, LVIP Protected Profile 2050 Fund, LVIP SSgA Conservative Index Allocation Fund, LVIP SSgA Conservative Structured Allocation Fund, LVIP SSgA Moderately Aggressive Index Allocation Fund, LVIP SSgA Moderately Aggressive Structured Allocation Fund, LVIP SSgA Moderate Index Allocation Fund, LVIP SSgA Moderate Structured Allocation Fund and LVIP SSgA Global Tactical Allocation Fund (collectively, the “ Affiliated Fund of Funds”), each fund includes a “Statement of Net Assets” in accordance with the requirements specified in Rule 6-05 of Reg. S-X in lieu of the “Balance Sheet” otherwise required by Rule 6-04 of Reg. S-X.

Because the Affiliated Funds of Funds invest a majority of their assets in affiliated underlying funds, they are required to show a “Balance Sheet.” The LVIP BlackRock Inflation Protected Bond Fund also includes a “Balance Sheet.”

To avoid any confusion, the Trust will replace references to “Statement of Net Assets” with “Schedule of Investments” and move the components of net assets to the Statement of Assets and Liabilities for the Affiliated Fund of Funds and LVIP BlackRock Inflation Protected Bond Fund in subsequent reports to shareholders.

(4)	With respect to the LVIP Mondrian International Value Fund, please explain why the Ageas VVPR Strip is indentified as a non-income producing security, but has a note about reduced withholding tax on dividends paid.

We will clarify the note for the withholding tax rate on the Ageas VVPR strip to indicate that “If dividend payments are received, the tax withholding rate is at a reduced amount of 15%, rather than 25%.” In addition, in the future we will clarify the non-income producing note to indicate that the position is “non-income producing for the period.” We believe that these clarifications will clarify these positions in subsequent reports to shareholders.

(5)	In the Notes to the Financial Statements for funds that hold derivative positions, provide disclosure in tabular form in accordance with FASB Accounting Standards Codification Topic 815-10-50-4A through 4D.

The Trust currently includes the quantitative disclosures required by FASB ASC 815-10-50-4A through 4D for funds that hold multiple derivative positions. For example, please refer to Note 7 of the Financial Statements for the LVIP BlackRock Inflation Protected Bond Fund, LVIP Delaware Bond Fund, LVIP Delaware Foundation Aggressive Allocation Fund, LVIP Delaware Foundation Moderate Allocation Fund, LVIP SSgA International Index Fund and LVIP SSgA S&P 500 Index Fund contained in the Trust’s Annual Report. Where there are single derivative positions, we have included this information in the text itself. In subsequent reports to shareholders all positions, even single derivative positions, will be disclosed in tabular form.

(6)	With respect to Form N-PX, it must be signed by the registrant’s principal executive officer. The Trust’s Form N-PX for the period ended June 30, 2012 was signed by Kevin Adamson, a Vice President, rather than Daniel R. Hayes, the Principal Executive Officer. Please re-file with Mr. Hayes’ signature.

The Trust filed an amended Form N-PX with Mr. Hayes’ signature on January 9, 2013.

The Trust believes that these actions address the comments raised during our conversation. If you have any questions or require additional information, please contact me at (484) 583-8083 or by email at lisa.matson@lfg.com.

Sincerely,

/s/ Lisa Matson

       Lisa L.B. Matson, Esq.

       Senior Counsel – Funds Management

Copy:

Jill R. Whitelaw, Esq.
Chief Counsel – Funds Management

Robert A. Robertson, Esq.
Dechert LLP

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